UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

EuroZinc Mining Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

298804105

(CUSIP Number)

Brian T. Dolan
Resource Capital Funds
1400 Sixteenth St., Suite 200
Denver, CO  80202
(720) 946-1455

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298804105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,355,877*

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 43,355,877*

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,355,877*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%*

14.	Type of Reporting Person (See Instructions) PN

*  This excludes options exercisable for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  RCF Management  L.L.C., an affiliate of RCF II, has a pecuniary interest in the options and option shares.

CUSIP No. 298804105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,355,877*

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 43,355,877*

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,355,877*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%*

14.	Type of Reporting Person (See Instructions) PN, HC

*  This excludes options exercisable  for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  RCF Management  L.L.C., an affiliate of RCF II, has a pecuniary interest in the options and option shares.

CUSIP No. 298804105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA II GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,355,877*

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 43,355,877*

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,355,877*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%*

14.	Type of Reporting Person (See Instructions) OO, HC

*  This excludes options exercisable  for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  RCF Management L.L.C., an affiliate of RCF II, has a pecuniary interest in the options and option shares.

CUSIP No. 298804105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,195,652*

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 12,195,652*

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,195,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%*

14.	Type of Reporting Person (See Instructions) PN

*  This excludes options exercisable for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  Mallee L.L.C., an affiliate of RCF III, has a pecuniary interest in the options and option shares.

CUSIP No. 298804105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,195,652*

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 12,195,652*

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,195,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%*

14.	Type of Reporting Person (See Instructions) PN, HC

*  This excludes options exercisable  for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  Mallee L.L.C., an affiliate of RCF III, has a pecuniary interest in the options and option shares.

CUSIP No. 298804105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA III GP L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,195,652*

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 12,195,652*

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,195,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%*

14.	Type of Reporting Person (See Instructions) OO, HC

*  This excludes options exercisable  for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  Mallee L.L.C., an affiliate of RCF III, has a pecuniary interest in the options and option shares.

Item 1.                          Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common shares, no par value (“Common Shares”), of EuroZinc Mining Corporation, a British Columbia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Suite 1601, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

Item 2.                          Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

(a)                                  Resource Capital Fund II L.P., a Cayman Islands limited partnership (“RCF II”), the principal business of which is to make investments in mining companies;

(b)                                 Resource Capital Associates II LP, a Cayman Islands limited partnership (“Associates II”), the principal business of which is to act as the general partner of RCF II;

(c)                                  RCA II GP Limited, a Cayman Islands corporation (“RCA II”), the principal business of which is to act as the general partner of Associates II;

(d)                                 Resource Capital Fund III L.P., a Cayman Islands limited partnership (“RCF III”), the principal business of which is to make investments in mining companies;

(e)                                  Resource Capital Associates III L.P., a Cayman Islands limited partnership (“Associates III”), the principal business of which is to act as the general partner of the RCF III; and

(f)                                    RCA III GP L.L.C., a Delaware limited liability company (“RCA III”), the principal business of which is to act as the general partner of Associates III.

RCA II is owned by Jarrah LLC, an entity controlled  by James McClements, and by Henderson Tuten and Rodman Drake.  The executive officers of RCA II include Messrs. McClements, Drake andTuten  (collectively, the “RCF II Executive Officers”).  Mr. McClements is a citizen of Australia and Messrs. Drake and Tuten are citizens of the United States.  Mr. McClements’ principal occupation is serving as senior executive of Resource Capital Funds, which include RCF II and RCF III.  Mr. Drake’s principal occupation is serving as a principal of CIP Management, LLC, the address of which is 660 Madison Ave., 15th Floor, New York, NY 10021.  Mr. Tuten’s principal occupation is acting as a private investor.

The sole members of RCA III are James McClements, Rodman Drake and Henderson Tuten, and the executive offiers of RCA III include Messrs. McClements, Drake and Tuten (collectively, the “RCF III Executive Officers” and together with the RCF Fund II Executive Officers, the “Executive Officers”).

The business address of each of the Reporting Persons and each of the Executive Officers is 1400 Sixteenth St., Suite 200, Denver, CO  80202.

During the last five years, neither any Reporting Person nor any Executive Officer has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

As described in Item 6 below: (i) RCF I financed the purchase of the private placement units and the convertible promissory notes, as well as the warrant exercise, with cash on hand; (ii) RCF II purchased the units and convertible promissory notes, as well as the exercise of the 2003 RCF II Warrants, with cash on hand; and RCF III exercised the Guarantee Warrants, the Additional Warrants and the Second Additional Warrants, with cash on hand.

Item 4.                          Purpose of Transaction.

RCF I (identified in Item 6 below), RCF II and RCF III made the investments and entered into the agreements described in this Schedule for investment purposes.  On August 1 and August 2, 2006, RCF II sold an aggregate of 52,784,656 Common Shares in the transaction with TD Securities Inc. and GMP Securities L.P. described in Item 6 below.  RCF II and RCF III (the “RCF Funds”) own a total of 55,551,529 Common Shares after the sales transaction. Such Common Shares will continue to be held for investment and ultimate disposition at an advantageous time for the benefit of the investors in the RCF Funds.  Generally, the RCF Funds may seek to exercise a degree of influence over the affairs of the Issuer through board representation or otherwise.  The RCF Funds intend to continue to evaluate the Issuer’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally.  Based on that continuing evaluation, each of the RCF Funds will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Issuer concerning the operations and management of the Issuer and other matters and (ii) proposing additional transactions with the Issuer, including transactions that could result in a change of control of the Issuer.  The RCF Funds may decide not to acquire additional shares of Common Stock (through the exercise of the director options described in Item 6 or otherwise) and/or to sell all or a portion of their remaining Common Shares.

Except as described in this Schedule, none of the Reporting Persons nor any of the Executive Officers currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of those persons reserves the right to acquire or dispose of securities of the Issuer, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                          Interest in Securities of the Issuer.

As of August 3, 2006, RCF II owns 43,355,877* Common Shares and RCF III owns 12,195,652* Common Shares.  According information provided by the Issuer, there were 560,849,510 Common Shares issued and outstanding as of August 1, 2006.  Based on the foregoing, RCF II and RCF III may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.7% and 2.2%, respectively, of the issued and outstanding Common Shares of the Issuer.  Because of their relationship to RCF II, Associates II, RCA II, Jarrah LLC and Messrs. McClements, Tuten and Drake may be deemed to have indirect beneficial ownership of the Common Shares owned by RCF II, because of their relationship to RCF III, Associates III, RCA III and the Executive Officers may be deemed to have indirect beneficial ownership of the Common Shares owned by RCF III.

*  This excludes options exercisable  for 900,000 Common Shares which are held by Ryan Bennett and were acquired by him in connection with his position as director of the Issuer.  Mr. Bennett has voting and dispositive control over the options and option shares.  RCF Mangement L.L.C., an affiliate of RCF II, and Mallee L.L.C., an affiliate of RCF III, have a pecuniary interest in the options and option shares.

Except as described above and in Item 6, none of the Reporting Persons nor any of the Executive Officers has effected any transaction with respect to the Common Shares during the past 60 days.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Resource Capital Fund LP (“RCF I”), a Cayman Islands limited partnership related to RCF II and RCF III, acquired its initial interest in the Issuer in February of 1999 through the amalgamation of two Canadian companies in which RCF I had an interest in the Issuer.  In the amalgamation, RCF I received 3,781,250 Common Shares.  Also in 1999, RCF I purchased units from the Issuer consisting of 1,428,571 additional Common Shares and warrants to purchase a total of 714,286 Common Shares.  In 1999 and 2000, RCF I purchased convertible promissory notes, convertible into Common Shares, and received additional warrants for the purchase of 1,890,625 Common Shares.  In May and August 2001, all RCF I warrants were exercised.  In October 2001, RCF I received 1,520,000 Common Shares from a third party in satisfaction of a debt obligation due to RCF I.  Interest payments under the convertible notes were made in Common Shares from time to time through 2003, resulting in a total of 5,700,047 Common Shares being issued to RCF I, and principal amounts due under the convertible notes were converted into 20,844,736 Common Shares in December 2003.

In April 1999, Mr. Ryan Bennett, Vice President of Associates  II, the general partner of RCF II, and Vice President of Associates III, the general partner of RCF III, became a director of the Issuer.  Since June 2001, Mr. Bennett has received director stock options issuable for a total of 900,000 Common Shares, exercisable at exercise prices ranging from Cdn$0.10 to Cdn$0.65, and having five-year terms.  All of these options remain outstanding.  Mr. Bennett has voting and dispositive control over these options and option shares.  RCF Management L.L.C., an affiliate of RCF I and RCF II, and Mallee L.L.C., an affiliate of RCF III, have pecuniary interests in the options and the option shares.

In December 2000, RCF II purchased units from the Issuer consisting of 2,364,445 Common Shares and warrants for the purchase of a total of 2,364,445 Common Shares.  The warrants later expired unexercised.  In 2001 through 2003, RCF II purchased convertible promissory notes, convertible into Common Shares and received additional warrants for the purchase of 9,450,000 Common Shares (the “2003 RCF II Warrants”).  Principal and interest under the convertible notes were converted into 119,876,573 Common Shares on December 15, 2003.  The 2003 RCF II warrants were exercised in late 2003.

In June 2004, RCF III guaranteed a certain loan on behalf of the Issuer (the “Guarantee”).  As consideration for the Guarantee, the Company agreed to issue RCF III (i) 2,100,000 warrants (the “Guarantee Warrants”) exercisable for Common Shares until December 15, 2005, payable in cash or by offset or cancellation of any amounts owed by RCF III from the Company in relation to the Guarantee (ii) 1,400,000 additional warrants (the “Additional Warrants”), such Additional Warrants having the same terms and conditions as the Guarantee Warrants, in the event that the loan was unpaid in full and the Guarantee remains outstanding on August 1, 2004 and (iii) commencing on October 31, 2004 and on the last calendar day of each third month thereafter, such number of share purchase warrants, having the same terms and conditions as the Guarantee Warrants, as is equal in number to the summation of the US$ amount guaranteed by RCF III each day during the three month period divided by the number of days in the three month period, such that for every US$1.00 of the average principal amount outstanding one warrant shall be issued, up to a maximum of 36,666,667 warrants.   The Guarantee Warrants and the Additional Warrants were issued in June and August 2004, respectively.  On October 19, 2004 the Issuer replaced the Guarantee with a bank guarantee, and the grant of warrants to RCF III ceased.  On November 1, 2004, the Issuer issued the final 8,695,652 warrants under the Guarantee (the “Second Additional Warrants”).

On December 31, 2005, RCF III received 2,100,000 Common Shares upon exercise of the Guarantee Warrants.

In January 2006, RCF III exercised the Additional Warrants for a total of 1,400,000 Common Shares.

On February 14, 2006, RCF I and RCF II sold an aggregate of 71,430,000 Common Shares at a price of $1.40 per Share to an underwriting syndicate led by TD Securities Inc. and National Bank Financial Inc. for resale to the public by way of a prospectus offering in Canada and private placement in the United States.  In this transaction, RCF I sold its entire position of 35,879,515 Common Shares and RCF II sold 35,550,485 Common Shares.

In April 2006, RCF III exercised the Second Additional Warrants to obtain a total of 8,695,652 Common Shares.

On August 1, 2006, RCF II sold a total of 52.5 million Common Shares at a price of Cdn$2.90 per share pursuant to an agreement with TD Securities Inc. and GMP Securities L.P. (the “Dealers”).  The sales were made by the Dealers through the facilities of the Toronto Stock Exchange (i) in Canada in accordance with Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”) and (ii) to U.S. institutional “accredited investors” (including U.S. “qualified institutional buyers”) on a private placement basis under the 1933 Act.  On August 2, 2006, RCF II sold an additional 284,656 Common Shares at a price of Cdn$3.00 per share through the Dealers in Canada through the Toronto Stock Exchange.

Except as set forth in this Schedule, none of the Reporting Persons nor any of the Executive Officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.                          Material to Be Filed as Exhibits.

See the Index of Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCA II GP Limited

By:	/s/ Brian Dolan
	Name:	Brian Dolan
	Title:	Partner

RESOURCE CAPITAL ASSOCIATES II L.P.

By:	RCA II GP Limited, General Partner

	By:	/s/ Brian Dolan
		Name:	Brian Dolan
		Title:	Partner

RESOURCE CAPITAL FUND II L.P.

By:	Resource Capital Associates II L.P., General Partner

	By:	RCA II GP Limited, General Partner

		By:	/s/ Brian Dolan
			Name:	Brian Dolan
			Title:	Partner

RCA III GP L.L.C.

By:	/s/ Brian Dolan
	Name:	Brian Dolan
	Title:	Partner

RESOURCE CAPITAL ASSOCIATES III L.P.

By:	RCA III GP L.L.C., General Partner

	By:	/s/ Brian Dolan
		Name:	Brian Dolan
		Title:	Partner

RESOURCE CAPITAL FUND III L.P.

By:	Resource Capital Associates III L.P., General Partner

	By:	RCA III GP L.L.C., General Partner

		By:	/s/ Brian Dolan
			Name:	Brian Dolan
			Title:	Partner

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated August 3, 2006, among the Reporting Persons